SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TIGO ENERGY, INC.

(Name of Subject Company (Issuer))

TIGO ENERGY, INC.

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

77867P104

(CUSIP Number of Class of Securities)

Bill Roeschlein

Chief Financial Officer

Tigo Energy, Inc.

655 Campbell Technology Parkway, Suite 150

Campbell, CA 95008

(408) 402-0802

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copies to:

Laura Katherine Mann White & Case LLP 609 Main Street Houston, Texas 77002 Telephone: (713) 496-9700	Joel Rubinstein White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Telephone: (212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Tigo Energy, Inc., a Delaware corporation (“Tigo” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 12, 2024 (as so amended, this “Schedule TO”).

This Schedule TO relates to an offer (the “Offer”) by the Company to eligible employees and directors to exchange certain outstanding options to purchase shares of our Common Stock (“Common Stock”) for new options to purchase a number of shares of our Common Stock (“Replacement Options”), upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options, dated November 12, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference.

Only Eligible Options may be exchanged in the Option Exchange. For these purposes, “Eligible Options” are those options that (i) were granted under the Tigo Energy, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”), (ii) have an exercise price greater than $10.64 per share and (iii) are held by an employee or director of the Company or its subsidiaries as of the grant date of the Replacement Options.

You are eligible to participate in the Offer only if you (i) are an employee or director of the Company or any of its subsidiaries on the date the Offer commences and remain an employee or director, as applicable, through the grant date of the Replacement Options, (ii) are resident in the United States or Italy and (iii) hold at least one Eligible Option as of the Offer Expiration Date.

The Offer commenced on November 12, 2024 and is currently scheduled to expire at 11:59 P.M. Eastern Time on December 10, 2024 (as may be extended, the “Offer Expiration Date”).

This Amendment No. 1 is made to amend and supplement the Schedule TO and the Offer to Exchange. In connection with the filing of this Amendment No. 1, the Company sent an email to holders of Eligible Options notifying them of the filing of this Amendment No. 1, which is attached hereto as Exhibit (a)(1)(viii).

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO and the Offer to Exchange remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

Amendments to Offer to Exchange

The Offer to Exchange and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended and supplemented as follows:

Offer to Exchange – Summary Term Sheet Overview; Offer to Exchange – Summary Term Sheet and Questions and Answers; Offer to Exchange – The Offers

As further described in the Offer to Exchange, the Company will distribute by email to you at your Company email (or if you are a director, at the email we have on file for you) the exact exchange ratios to be used in the Offer with respect to each of your Eligible Options in a personalized notification form. The Company has determined that such notification form will be delivered by the Company no later than 5:00 P.M. Eastern Time on the Offer Expiration Date. The Offer to Exchange previously contemplated the delivery of such notification forms no later than 8:00 P.M. Eastern Time. Therefore, the references to “(and no later than 8:00 P.M.) Eastern Time” in the Summary Term Sheet and on pages 1, 2, 4, 12, 13 and 20 of the Offer to Exchange are hereby amended to be references to “(and no later than 5:00 P.M.) Eastern Time.”

Offer to Exchange - Summary Term Sheet and Questions and Answers — 3. How many Replacement Options will I receive for the Eligible Options that I exchange?

Question 3 on pages 2 -3 of the Offer to Exchange is hereby amended and restated as follows:

3. How many Replacement Options will I receive for the Eligible Options that I exchange?

The exchange ratio applicable to each of your Eligible Options and the number of Replacement Options that may be granted in exchange for each of your Eligible Options will be set forth in a personalized notification form sent to you at your Company email address (or if you are a director, at the email address we have on file for you) after 3:00 P.M. (and no later than 5:00 P.M.) Eastern Time, on the Offer Expiration Date. The exchange ratios will be calculated on an approximate “value-for-value” basis, meaning that the exchange ratios will be determined in a manner intended to result in the grant of Replacement Options with an aggregate fair value that is approximately the same as the aggregate fair value of the Eligible Options they replace, calculated as of the Offer Expiration Date, which will be the time that we set the exchange ratios.

The value of the Eligible Options was calculated using the Black-Scholes option pricing model. The value of the Replacement Options will be calculated using the Hull-White I Lattice Model (the “Lattice Model”) as of the Replacement Option Grant Date. This valuation model calculates the theoretical present value of a stock option using variables such as stock price, exercise price, volatility, and expected exercise behavior. Because underwater stock options will be less valuable than Replacement Options, you will need to exchange more than one Eligible Option to receive one Replacement Option.

Because options with different exercise prices and expiration dates have different Lattice Model values, different grants may have different exchange ratios. The exchange ratios will show you how many Eligible Options you need to exchange to get one Replacement Option.

The exchange ratio for each Eligible Option cannot be calculated as of the date of this Offer because the ratios will be based in part on the future value of our common stock during and at the end of the Offer. The exchange ratios are structured so that in no event would the number of Replacement Options received by you exceed the number of shares underlying the Eligible Options exchanged for the Replacement Options.

After 3:00 P.M. (and no later than 5:00 P.M.) Eastern Time, on the Offer Expiration Date (as defined below), we will distribute to you at your Company email (or if you are a director, at the email we have on file for you) the exact exchange ratios to be used in the Offer with respect to each of your Eligible Options.

If your total exchanged options would result in less than one Replacement Option, we will round up your Replacement Options so that you get a minimum of one Replacement Option. See Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date” and Section 8 of the Offer to Exchange entitled “Source and Amount of Consideration; Terms of Replacement Options” below for additional information.

For illustrative purposes only, below is a table setting forth hypothetical exchange ratios that would be used in the Offer assuming various closing prices of shares of our Common Stock on Nasdaq for the preceding 60 days. The high and low closing sales prices of shares of our Common Stock as listed on Nasdaq during such period have ranged from $1.70 to $1.00, respectively. Because the exact exchange ratios will be based in part on the future value of our common stock during and at the end of the Offer, the exact exchange ratios may vary from the ratios presented in the table below. For example, if you hold an Eligible Option to purchase 1,000 shares at an exercise price of $10.65 per share and the closing price of our Common Stock on Nasdaq on the Offer Expiration Date is $1.12, the exchange ratio would be 28.47%, which means you would receive 0.2847 Replacement Options for every one share underlying an Eligible Option; accordingly, your 1,000 Eligible Options would be exchanged for 284 Replacement Options (i.e., 1,000 x 28.47%, rounded down to the nearest whole number.)

	Hypothetical Exchange Ratios for Eligible Options
	Exchange Ratio at a Given Closing Price
Eligible Option Exercise Price	$1.00	$1.12	$1.25	$1.47	$1.70
$10.65	26.10%	28.47%	30.35%	33.89%	37.19%
$11.50	25.19%	27.47%	29.28%	32.68%	35.84%

Offer to Exchange – This Offer – 1. Eligibility; Number of Options; Offer Expiration Date

The information contained in Section 1 of the Offer to Exchange entitled “Eligibility; Number of Options; Offer Expiration Date” on page 13 is hereby amended and supplemented by inserting the following between the ninth and tenth paragraphs of such section:

For illustrative purposes only, below is a table setting forth hypothetical exchange ratios that would be used in the Offer assuming various closing prices of shares of our Common Stock on Nasdaq for the preceding 60 days. The high and low closing sales prices of shares of our Common Stock as listed on Nasdaq during such period have ranged from $1.70 to $1.00, respectively. Because the exact exchange ratios will be based in part on the future value of our common stock during and at the end of the Offer, the exact exchange ratios may vary from the ratios presented in the table below. For example, if you hold an Eligible Option to purchase 1,000 shares at an exercise price of $10.65 per share and the closing price of our Common Stock on Nasdaq on the Offer Expiration Date is $1.12, the exchange ratio would be 28.47%, which means you would receive 0.2847 Replacement Options for every one share underlying an Eligible Option; accordingly, your 1,000 Eligible Options would be exchanged for 284 Replacement Options (i.e., 1,000 x 28.47%, rounded down to the nearest whole number.)

	Hypothetical Exchange Ratios for Eligible Options
	Exchange Ratio at a Given Closing Price
Eligible Option Exercise Price	$1.00	$1.12	$1.25	$1.47	$1.70
$10.65	26.10%	28.47%	30.35%	33.89%	37.19%
$11.50	25.19%	27.47%	29.28%	32.68%	35.84%

Offer to Exchange – This Offer – 9. Information Concerning the Company – Summary Financial Information

The information contained under the sub-heading “Summary Financial Information” on page 28 of the Offer to Exchange is hereby amended and restated as follows:

Set forth below are summary consolidated balance sheet data presented as of December 31, 2023 and 2022, and summary consolidated statement of operations and comprehensive loss data for the years ended December 31, 2023 and 2022, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and the notes thereto included in our Annual Report for the year ended December 31, 2023, and summary consolidated balance sheet data as of September 30, 2024, and summary consolidated statement of operations and comprehensive (loss) income for the nine months ended September 30, 2024 and 2023, which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and the notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, each of which is incorporated herein by reference in this Offer to Exchange.

Consolidated statement of income and comprehensive income data	Year Ended December 31,		Nine Months Ended September 30,
(in thousands, except per share data)	2023	2022	2024	2023
Net revenue	$145,233	$81,323	$36,740	$135,988
Cost of revenue	93,924	56,552	28,333	87,555
Total operating expenses	59,584	25,667	36,315	43,166
(Loss) income from operations	(8,275)	(896)	(27,908)	5,267
Total other (income) expenses, net	(7,429)	6,070	8,020	(8,552)
(Loss) income before income tax expense	$(846)	$(6,966)	$(35,928)	$13,819
Income tax expense	138	71	16	29
Net (loss) income	$(984)	$(7,037)	$(35,944)	$13,790
(Loss) earnings per common share
Basic	$(0.08)	$(2.71)	$(0.60)	$0.19
Diluted	$(0.14)	$(2.71)	$(0.60)	$0.04
(Loss) income from operations per common share
Basic	$(0.22)	$(0.18)	$(0.46)	$0.17
Diluted	$(0.19)	$(0.18)	$(0.46)	$0.13
Weighted-average shares of common stock outstanding
Basic	38,048,516	4,940,562	60,130,249	31,070,476
Diluted	43,223,134	4,940,562	60,130,249	40,487,517

Consolidated balance sheet data (in thousands, except per share data)	September 30, 2024	December 31, 2023	December 31, 2022
Total current assets	$78,715	$104,710	$85,092
Total assets	$98,571	$127,777	$88,078
Total current liabilities	$19,902	$26,419	$39,588
Total liabilities	$65,102	$64,953	$56,630
Total stockholders’ equity (deficit)	$33,469	$62,824	$(55,692)
Net Tangible Book Value Per Share	$0.32	$0.82	$5.75

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2024	TIGO ENERGY, INC.

	By:	/s/ Bill Roeschlein
	Name:	Bill Roeschlein
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated November 12, 2024
(a)(1)(ii)*	Form of Announcement Email.
(a)(1)(iii)*	Election Form.
(a)(1)(iv)*	Withdrawal Form.
(a)(1)(v)*	Forms of Confirmation Email.
(a)(1)(vi)*	Forms of Reminder Email.
(a)(1)(vii)*	Form of Email to Holders Regarding Final Exchange Ratios
(a)(1)(viii)	Email to Holders Regarding Amendments to the Offer.
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	2023 Equity Incentive Plan of Tigo Energy, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-40710), filed with the Securities and Exchange Commission on May 30, 2023).
(d)(2)	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-8 (File No. 333-273897), filed with the SEC on August 10, 2023).
(g)	Not applicable
(h)	Not applicable
107*	Calculation of Filing Fees

*	Previously filed.